FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 15, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
2018 RBS performance summary

RBS reported an operating profit before tax of £3,359 million and an attributable profit of £1,622 million for 2018 and proposes a final ordinary dividend of 3.5 pence per share and a 7.5 pence special dividend.

●	Q4 2018 operating profit before tax of £572 million and an attributable profit of £286 million.

Continued track record of delivery

Income resilient in a competitive market:

●	Income increased by £269 million, or 2.0%, compared with 2017. Excluding notable items, NatWest Markets and Central items, income was stable.
●	2018 net interest margin of 1.98% decreased by 15 basis points compared with 2017. Q4 2018 net interest margin of 1.95%, or 1.97% excluding one-off items, was 2 basis points higher than Q3 2018.

Lower costs through continued transformation and increased digitisation:

●	Compared with 2017, other expenses decreased by £278 million, or 3.6%, excluding one-off VAT releases in 2017, and FTEs reduced by 5.8%.
●
We continue to transition from physical to digital services. 6.4 million customers now regularly use our mobile app, 16% higher than 2017. In UK PBB, total digital sales increased by 19%, representing 45% of all sales. In Commercial Banking, we successfully launched the Bankline mobile app in the Apple app store and our customers can now apply digitally for loans of up to £750,000, the largest value offered by a UK commercial bank, with approximately 50% of loans given a decision in principle in under 24 hours.

Stronger capital position:

●
CET1 ratio of 16.2% increased by 30 basis points in 2018 and included: the impact of a £2 billion pre-tax pension contribution; the settlement with the Department of Justice; and full year ordinary and special dividends of £1.6 billion. Excluding these items, the CET1 ratio increased by 240 basis points driven by the profit and reduced RWAs.

●	Active capital management reduced RWAs by £12.2 billion in 2018.
●	RBS achieved a clear pass in the 2018 Bank of England stress test.

Outlook(1)
RBS, like all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. Our central economic forecast, which supports our corporate plan, is in line with consensus as at the end of December 2018 and shows average UK GDP growth of around 1.0-2.0% from 2019 to 2023 and continued low interest rates. Given the current uncertainties we will continue to actively monitor and react to market conditions.

2019 Outlook
As part of our continued cost savings plans, we expect to incur aggregate strategic costs of around £2.5 billion across 2018 and 2019, with £1.0 billion of this having been incurred during 2018. We plan to reduce operating expenses, excluding strategic costs and conduct and litigation costs, by £300 million in 2019 compared with 2018, excluding one-off items.

2018 saw a continuation of the period of benign economic conditions with low defaults and strong cash recoveries. However, the potential impact on the real economy of ongoing political uncertainties and geopolitical tensions could affect our credit loss outcome. As a result, impairments are expected to increase in 2019 but remain below our through-the-cycle loss rate assumption of 30-40 basis points. The threat from single name and sector driven events remains.

We expect to end 2019 with risk weighted assets (RWAs) of around £185 – 190 billion as the RWAs associated with Alawwal Bank are expected to reduce by around £5 billion, subject to regulatory approvals relating to the merger and our shareholding.

RBS Group (RBSG) capital and funding plans focus on issuing £3-5 billion of MREL-compliant instruments and around £1 billion of Tier 2 instruments. We do not plan to issue AT1 in 2019. As in prior years, we will continue to target other funding sources to diversify our funding structure, including senior secured issuance of £2-3 billion from NatWest Bank. NatWest Markets Plc, as a standalone bank, plans to issue £3-5 billion of term senior unsecured instruments.

Medium term outlook
While we remain comfortable with our 2020 target of a return on tangible equity of more than 12%, we recognise our 2020 target of a cost:income ratio of less than 50% is increasingly challenging for the business to achieve with the risk being to the downside. This reflects the ongoing economic and political uncertainty and the additional ongoing costs associated with ring-fencing and Brexit.

Our previous guidance on RWAs beyond 2020 was an estimated 10% increase in 2021 relating to Basel 3 amendments, in addition to RWA inflation as a result of IFRS 16, which requires lease obligations to be brought on balance sheet, of £1.3 billion in 2019 and Bank of England mortgage floors of £10.5 billion in 2020. We now expect the overall impact of Basel 3 amendments to be in the range of 5-10% and phased across 2021 to 2023, with the details still subject to significant regulatory uncertainty.

RBS Group capital distributions
We propose a 3.5 pence final ordinary dividend and a 7.5 pence special dividend for the 2018 financial year, while maintaining a CET1 ratio of 16.2% as at 31 December 2018.

Pro-forma for the introduction of IFRS16 - Leases, the CET1 ratio was 16.0%, with the c.20 basis points reduction reflecting a £1.3 billion increase in RWAs and £0.3 billion charge against reserves.

We expect to maintain ordinary dividends of around 40% of attributable profit. We have updated our medium term guidance of CET1 to be approximately 14% at the end of 2021. We have shareholder and regulatory approval to carry out directed buybacks of the UK government stake in RBS, but recognise that any exercise of this authority would be dependant upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12 month period. As a reminder, we have also committed to make further pre tax contributions to the pension scheme of up to £1.5 billion in aggregate from 1 January 2020 linked to future distributions to RBS shareholders.

NatWest Markets (NWM)
The NWM franchise includes NWM Plc and NWM N.V., both of which are currently direct subsidiaries of RBSG. RBS has previously announced its intention for NWM N.V. to become a subsidiary of NWM Plc following the completion of the sale of the consortium holding in Alawwal. As such, NWM Plc’s financial reporting does not currently include NWM N.V.

NWM Plc is regulated and discloses capital ratios and RWAs on a standalone bank basis and is targeting by 2020 a CET1 ratio of circa 15%, MREL ratio of at least 30% and a leverage ratio of at least 4%.

We plan to transfer our Western Europe corporate business into NWM N.V. from the ring-fenced bank, in addition to the NWM business that is expected to be part of a FSMA Part VII Transfer Scheme from NWM Plc to NWM N.V., subject to court approval and as announced on 6 December 2018. NWM Plc legal entity RWAs are expected to be around £35 billion, NWM N.V. RWAs are expected to be around £8billion with the consolidated NWM franchise position, excluding RWAs related to intercompany positions, expected to be around £39 billion by 2020.

Note:
(1)
The targets, expectations and trends discussed in this section represent RBSG and NWM’s management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 253 to 263 of the RBSG 2018 Annual Report and Accounts and pages 124 to 133 of the NWM 2018 Annual Report and Accounts. These statements constitute forward-looking statements; refer to Forward-looking statements in this document.

Business performance summary

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
Performance key metrics and ratios	2018	2017	2018	2018	2017
Operating profit/(loss) before tax	£3,359m	£2,239m	£572m	£961m	(£583m)
Profit/(loss) attributable to ordinary shareholders	£1,622m	£752m	£286m	£448m	(£579m)
Net interest margin	1.98%	2.13%	1.95%	1.93%	2.04%
Average interest earning assets	£437bn	£422bn	£442bn	£443bn	£431bn
Cost:income ratio (1)	71.7%	79.0%	80.5%	66.7%	111.5%
Earnings per share
- basic	13.5p	6.3p	2.4p	3.7p	(4.9p)
- basic fully diluted	13.4p	6.3p	2.3p	3.7p	(4.9p)
Return on tangible equity	4.8%	2.2%	3.5%	5.4%	(6.7%)
Average tangible equity	£33bn	£34bn	£33bn	£33bn	£34bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,009	11,867	12,040	12,034	11,944
- fully diluted (2)	12,061	11,936	12,081	12,083	12,003

	31 December	30 September	31 December
Balance sheet related key metrics and ratios	2018	2018	2017
Total assets	£694.2bn	£719.9bn	£738.1bn
Funded assets	£560.9bn	£587.3bn	£577.2bn
Loans to customers - amortised cost	£305.1bn	£305.8bn	£310.1bn
Impairment provisions (3)	£3.3bn	£3.9bn	£3.8bn
Customer deposits	£360.9bn	£360.6bn	£361.3bn

Liquidity coverage ratio (LCR)	158%	158%	152%
Liquidity portfolio	£198bn	£195bn	£186bn
Net stable funding ratio (NSFR) (4)	141%	139%	132%
Loan:deposit ratio (5)	85%	85%	86%
Total wholesale funding	£74bn	£78bn	£70bn
Short-term wholesale funding	£15bn	£14bn	£18bn

Common Equity Tier (CET1) ratio	16.2%	16.7%	15.9%
Total capital ratio	21.8%	22.1%	21.3%
Pro forma CET 1 ratio, pre 2018 dividend accrual (6)	16.9%	16.8%	15.9%
Risk-weighted assets (RWAs)	£188.7bn	£194.5bn	£200.9bn
CRR leverage ratio	5.4%	5.4%	5.3%
UK leverage ratio	6.2%	6.3%	6.1%

Tangible net asset value (TNAV) per ordinary share	287p	288p	294p
Tangible net asset value (TNAV) per ordinary share - fully diluted	286p	287p	292p
Tangible equity	£34,566m	£34,672m	£35,164m
Number of ordinary shares in issue (millions)	12,049	12,048	11,965
Number of ordinary shares in issue (millions) - fully diluted (2,7)	12,088	12,091	12,031

Notes:
(1)
Operating lease depreciation included in income for the year ended 31 December 2018 - £121 million; Q4 2018 - £32 million (year ended 31 December 2017 - £142 million; Q3 2018 - £32 million; Q4 2017 - £35 million).

(2)
Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q4 2018 were 41 million shares and for the year ended 31 December 2018 were 52 million shares; (year ended 31 December 2017 - 69 million shares, Q3 2018 – 49 million shares, Q4 2017 – 59 million shares), and as at 31 December 2018 were 39 million shares (30 September 2018 - 43 million shares; 31 December 2017 - 66 million shares).

(3)	31 December and 30 September 2018 prepared under IFRS 9, 31 December 2017 prepared under IAS 39.
(4)
In November 2016, the European Commission published its proposal for NSFR rules within the EU as part of its CRR2 package of regulatory reforms. CRR2 NSFR is expected to become the regulatory requirement in future within the EU and the UK. RBS has changed its policy on the NSFR to align with its interpretation of the CRR2 proposals with effect from 1 January 2018. The pro forma CRR2 NSFR at 31 December 2017 under CRR2 proposals is estimated to be 139%.

(5)	The loan:deposit ratio has been updated following the adoption of IFRS 9 to be based on customer loans and deposits held at amortised cost. Comparatives have been re-presented.
(6)
The pro forma CET 1 ratio at 31 December 2018 excludes a charge of £422 million (3.5p per share) for the final dividend and £904 million (7.5p per share) for the special dividend (30 September 2018 - £120 million (1p per share)) that are reasonably foreseeable dividends.

(7)	Includes 8 million treasury shares (30 September 2018 - 9 million shares; 31 December 2017 - 16 million shares).

Chief Executive’s message

2018 was a year of strong progress on our strategy - we settled our remaining major legacy issues, paid our first dividend in ten years and delivered another full year bottom line profit. However, while our financial performance is more assured, we know that a significant gap remains to achieving our ambition to be the best bank for customers. We are fully focused on closing this gap.
Today we are reporting a pre-tax operating profit of £3.4 billion and a bottom line attributable profit of £1.6 billion for 2018. In addition, we are pleased to propose a full year ordinary dividend of 3.5 pence per share, and a special dividend of 7.5 pence per share. These are in addition to the ordinary dividend we paid at our interim results. Together, we will have returned £1.6 billion to shareholders, and around £1 billion to the UK taxpayer in dividends. We also have shareholder approval to participate in a directed buyback should the government seek to dispose of a portion of its shares.

The UK economy faces a heightened level of uncertainty related to the ongoing Brexit negotiations. We have continued to support our customers, providing £30.4 billion in gross new UK mortgage lending in 2018, and Commercial Banking made or renewed commitments of around £30 billion of term lending facilities to mainly UK businesses. Our Commercial and Business Banking businesses supported total lending of more than £100 billion in 2018.

We have also committed an additional £2 billion to our Growth Fund to support British business, taking the total fund to £3 billion. This fund is helping businesses manage their supply chains in what is a very uncertain time. These actions help maintain our position as the largest supporter of UK business.

A good financial performance in uncertain economic conditions
Our financial performance is good, given the uncertain economic outlook. In 2018, we continued to take costs out of the business and reduced operating expenses by £278 million. This means that we have now reduced operating costs by more than £4 billion in five years.

Our long-term target remains to reach a cost to income ratio of below 50%, however we note that as an industry we are required to carry additional costs to deal with Brexit and the ongoing operational obligations of ring-fencing. Given the continued low rate environment and highly competitive mortgage market, coupled with the uncertainty in the economy, income remains under pressure. We continue to focus on cost reduction to ensure we are preparing our business for the future and to meet our customers and shareholders needs.

In 2019, we are committing to reducing our operating costs by c.£300 million. Our consistent delivery on cost targets in recent years gives me the confidence we will achieve this.

Our strategic plan has served us well and we will continue to focus on our five key priorities, as set out below, as we strive to become the UK and Republic of Ireland’s best bank for customers.

Strength and Sustainability
The bank’s financial strength is much improved. Our Common Equity Tier 1 ratio has increased from 8.6% at the end of 2013 to 16.2% at the end of 2018. This progress helped us to obtain a clear pass in the 2018 Bank of England stress test - a very important milestone. Alongside our financial strength we have continued to build greater resilience into our systems, helping to protect our customers who are at greater risk of fraud and scams more than ever before. We are the first and only UK bank to partner with National Trading Standards on their Friends Against Scams initiative. More than 31,000 colleagues completed the training in 2018 and we have committed to training a million customers by 2020.

Customer Experience
While our financial performance is more assured, we know that a significant gap remains to achieving our ambition to be the best bank for customers. We are very aware that we need to deliver better service, more consistently. The Competition and Markets Authority (CMA) results, which now provide the public with a ranking of banks’ performance for customers, bring this into sharp focus. With the large major legacy issues behind us, we are putting all of our focus into improving our customer experience.

We are investing in innovation, with £1 billion committed to invest in 2019 aimed at improving legacy systems and delivering better solutions for customers. We continue to develop our mobile app which for NatWest now scores +41 for customer advocacy. Our Commercial Bank, the UK’s largest supporter of business, remains ahead of the rest of the market for customer advocacy and in Coutts we have a market leading private banking brand.

Customers want and need to do their banking quickly and safely. When we help them to do this, and combine it with expert advice, we see advocacy scores increase. That is how we are focusing the business, and we are confident the changes we are making will deliver a consistently higher quality of service.

Simplifying the Bank
We are a simpler bank, but we can’t yet call ourselves simple to deal with. While we are now more efficient with a lower cost base, as we have shrunk in size, many of our processes are still too difficult for our customers to deal with, and are frustrating for our colleagues as they try to serve our customers. Whether it is booking travel, watching a film or shopping online, customers now expect a fast and reliable service. Banking is no different from any other customer focused industry, and we are responding to those changes in customer behaviour.

Our first digital lending journey for Commercial Banking customers is now live. The new platform allows existing customers to apply digitally for secured and unsecured loans up to £750,000, subject to eligibility criteria. Customers are able to complete their loan application in a matter of minutes, and usually get a decision in principle within 24 hours. We have simplified and streamlined the customer experience, giving our customers a rapid response, all the while supported by the vast industry knowledge and insight of our Relationship Managers.

We are also embracing artificial intelligence (AI), which is helping us lower our cost base and deliver a 24/7 customer experience . Take Cora for instance –our AI Chat Bot which we launched in partnership with IBM Watson - she now handles an average of 83,000 queries a week. Given the success in the personal business, we have recently rolled out Cora to Commercial Banking.

Supporting sustainable growth
Supporting our customers’ ambitions is a key part of our role in society. We have focused on growing lending in our target markets. Gross mortgage lending in UK Personal and Business Banking increased £1.5 billion in 2018, and we helped around 45,000 customers buy their first home. Our support doesn’t only extend to lending, we now have 12 NatWest accelerators. These hubs make up the UK’s largest fully-funded business accelerator network, capable of supporting up to 1,000 entrepreneurs.

NatWest Markets continued to support large corporate customers with a range of financing needs in 2018. Our FX team was voted number one for customer satisfaction in the 2017 Greenwich Associates FX Survey and we helped clients raise £312 billion on the debt capital markets.

Employee engagement
The turnaround of the bank would not have been possible without the hard work and determination of our colleagues. Over the last four years we have seen a significant reduction in the number of roles across the bank, as a result of divestment and restructuring aligned to our strategy. Despite this activity, colleague engagement is at its highest level since we started measuring in 2002. The independent Banking Standards Board report on culture also showed improvements in every category. Of course, there is always more we can do, and we have set stretching targets as we strive to become a more diverse and inclusive organisation.

Innovating and investing to improve customer service
We have taken a dual approach to innovation by transforming our core banking services and delivering new products and services outside of traditional banking. In 2018, we continued to invest in our existing infrastructure, improving system resilience and migrating to latest in cloud technologies. Last year we experienced 19 Criticality 1 Incidents, compared to 318 four years ago.

Our customers continued to migrate to our mobile app during 2018. In UK PBB we now have 6.4 million regular mobile customers, 16% higher than 2017. Today close to three quarters of active current account customers in UK PBB are regular digital users. Sales through our digital channels in UK PBB are up 19% on last year and now represent almost half of all product sales. Four years ago this figure would have been 26%.

At the same time we are trying new things outside our core banking services. We are piloting Bó and Mettle as two standalone digital banks. Bó is our digital personal bank targeted at helping people to manage their money better. Mettle is our digital bank for business customers.

We are learning a lot from these innovations and applying our findings back into the core bank.

These innovations complement the wider eco-systems that we want to build around key customer experiences – be it buying a home, or running a business. Building or acquiring complementary services to the core banking services we already offer in these areas will allow us to deepen our relationships with customers, and ultimately grow revenue.

2019, a year of focusing forward
In 2019, we will focus forward, into a rapidly changing market. We have set annual goals for 2019 based around our five priorities in order to keep up momentum on the delivery of our strategic plan. There are two areas in particular that we need to focus on – customer experience and simplifying the bank. This year we aim to spend £1 billion on upgrading legacy infrastructure, improving systems, processes and delivering new innovations which will improve our customers’ experience. We will simplify the bank further in 2019, given this we have set a operating cost reduction target of c.£300 million for 2019, and continue to strive for a sub 50% cost to income ratio.

We have made good progress on making RBS a much simpler, safer and more customer focused bank. From a position of capital strength, we will aim to improve returns for you, our shareholders.

Building the best bank for customers in the UK and Republic of Ireland

Customer Advocacy and Trust Scores

Our brands are our main connection with customers. Each takes a clear and differentiated position with the aim of helping us strengthen our relationship with them. For this reason we track customer advocacy for our key brands using the net-promoter score (NPS) – a commonly-used metric in banking and other industries across the world.

We know that we still have much to do. Our recent programme of branch closures has had a detrimental impact on NPS. But we are determined to make a difference with the things that matter most to our customers. We are listening hard. In 2018, we called a total of over 113,000 customers; either to learn more about feedback that they had already given us, or to respond to issues that they identified. Through fixing our core processes we will get our core service right first time more consistently while at the same time innovating to deliver better solutions.

The tables below show NPS and Trust scores for our key brands.

Personal Banking
	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
NatWest	12	12	13	12	11
Royal Bank of Scotland	-6	-14	-21	-22	-17
Ulster Bank Northern Ireland	-5	-6	-11	-9	-10
Ulster Bank Republic of Ireland	-7	-5	-7	-6	-6

Source: Ipsos MORI FRS 6 month rolling data. Latest base sizes: 3,111 for NatWest (England & Wales); 421 for Royal Bank of Scotland (Scotland). Based on the question: “How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?” Base: Claimed main banked current account customers.

Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”. Latest base sizes: 274 Northern Ireland; 297 Republic of Ireland.

Business Banking
	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
NatWest	-7	-10	-6	-5	-9
Royal Bank of Scotland	-15	-22	-23	-29	-36

Source: Charterhouse Research Business Banking Survey, YE Q4 2018. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: 1134 for NatWest (England & Wales), 455 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Commercial Banking
	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
NatWest	25	23	22	21	21
Royal Bank of Scotland	21	10	17	21	20

Source: Charterhouse Research Business Banking Survey, YE Q4 2018. Based on interviews with businesses with an annual turnover over £2 million. Latest base sizes: 558 for NatWest (England & Wales), 103 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Trust
We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

	Q4 2017	Q1 2018	Q2 1208	Q3 2018	Q4 2018
NatWest	57	59	58	64	56
Royal Bank of Scotland	27	15	27	25	27

Source: Populus. Latest quarter’s data. Measured as a net % of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: 891 for NatWest (England & Wales), 215 for Royal Bank of Scotland (Scotland).

Summary consolidated income statement for the period ended 31 December 2018

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Net interest income	8,656	8,987	2,176	2,154	2,211

Own credit adjustments	92	(69)	33	20	9
Loss on redemption of own debt	-	(7)	-	-	-
Strategic disposals	-	347	-	-	191
Other non-interest income	4,654	3,875	849	1,468	646

Non-interest income	4,746	4,146	882	1,488	846

Total income	13,402	13,133	3,058	3,642	3,057

Litigation and conduct costs	(1,282)	(1,285)	(92)	(389)	(764)
Strategic costs	(1,004)	(1,565)	(355)	(299)	(531)
Other expenses	(7,359)	(7,551)	(2,022)	(1,753)	(2,111)

Operating expenses	(9,645)	(10,401)	(2,469)	(2,441)	(3,406)

Profit/(loss) before impairment losses	3,757	2,732	589	1,201	(349)
Impairment losses(1)	(398)	(493)	(17)	(240)	(234)

Operating profit/(loss) before tax	3,359	2,239	572	961	(583)
Tax (charge)/credit	(1,275)	(824)	(136)	(398)	168

Profit/(loss) for the period	2,084	1,415	436	563	(415)

Attributable to:
Ordinary shareholders	1,622	752	286	448	(579)
Other owners	470	628	164	93	150
Non-controlling interests	(8)	35	(14)	22	14

Notable items within total income
IFRS volatility in Central items & other (2)	(59)	2	(25)	77	(173)
Insurance indemnity	357	-	85	272	-
of which:
NatWest Markets	165	-	-	165	-
Central items & other	192	-	85	107	-
UK PBB debt sale gain	61	185	35	-	9
FX losses in Central items & other	(46)	(183)	(39)	(11)	(8)
Commercial Banking fair value and disposal gain/(loss)	169	6	(10)	(13)	(46)
NatWest Markets legacy business disposal (losses)/gains	(86)	(712)	(43)	14	(163)

Notable items within expenses
Litigation and conduct costs	(1,282)	(1,285)	(92)	(389)	(764)
of which: US RMBS	(823)	(664)	-	(21)	(442)
of which: DoJ	(1,040)	-	-	-	-
Nomura	241	-	-	-	-
of which: PPI	(200)	(175)	-	(200)	(175)
of which: Ulster Bank RoI	(71)	(169)	(17)	(37)	(135)
VAT recovery in Central items & other	-	86	-	-	6

Notes:
(1)
31 December 2018 and 30 September 2018 prepared under IFRS 9, 31 December 2017 prepared under IAS 39. Refer to Note 2 in this document and Note 34 in the 2018 Annual Report and Accounts for further information on the impact of IFRS 9 on basis of preparation.

(2)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Business performance summary

Income statement overview

2018 compared with 2017

Income
●
Total income increased by £269 million, or 2.0%. Excluding notable items, income decreased by £650 million, or 4.8%, primarily reflecting lower NatWest Markets income and reduced net interest income. Excluding notable items, NatWest Markets and Central items, income was stable.

●
Net interest income decreased by £331 million, or 3.7%, driven by margin pressure, active capital management in Commercial Banking, a reduction in the NatWest Markets legacy business and one-off Central items in 2017. Net interest margin was 15 basis points lower than 2017, or 13 basis points lower excluding one-off items reflecting an 8 basis points reduction relating to increased liquidity, 3 basis points from competitive pressures and 2 basis points from mix impacts. Structural hedges of £159 billion generated £0.9 billion of incremental net interest income for the year, compared with £1.5 billion of incremental net interest income on a balance of £149 billion in 2017.

●
Non-interest income increased by £600 million, or 14.5%. Excluding notable items, non-interest income decreased by £381 million principally due to lower core NatWest Markets income driven by challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year.

Operating expenses
●
Operating expenses decreased by £756 million, or 7.3%, primarily reflecting £561 million lower strategic costs and a £192 million reduction in other expenses, with litigation and conduct costs remaining broadly stable despite the US Department of Justice charge in the year. Excluding £86 million of one-off VAT releases in 2017, other expenses decreased by £278 million, or 3.6%, and FTEs reduced by 5.8%.

●
Strategic costs of £1,004 million included: a £195 million direct charge in NatWest Markets relating to both the wind-down of the legacy business and ongoing development of the core business infrastructure; £177 million in respect of implementing ring-fencing requirements; £171 million of technology costs; a £133 million charge relating to the reduction in our property portfolio; a £76 million net settlement relating to the International Private Bank pension scheme; with the remaining charge largely relating to restructuring costs to achieve cost efficiencies across front and back office operations.

●
Litigation and conduct costs of £1,282 million largely comprises the £1,040 million charge relating to the settlement with the Department of Justice and a £200 million charge relating to Payment Protection Insurance, partially offset by a £241 million provision release relating to a RMBS litigation indemnity.

●	The cost:income ratio of 71.7% is elevated due to the inclusion of the net RMBS related conduct charge. Excluding this item the cost:income ratio, including strategic costs, would be 65.7%.

Impairments
●
A net impairment loss of £398 million, 13 basis points of gross customer loans, decreased by £95 million, or 19.3%, compared with 2017 primarily reflecting lower single name charges in Commercial Banking, partially offset by fewer provision releases in UK PBB and NatWest Markets. In addition, we took an additional £101 million charge in Q3 2018 reflecting the more uncertain economic outlook and a net £60 million impairment charge in Ulster Bank RoI principally in relation to ongoing sales from our loan book to further reduce the level of non performing loans. Underlying credit conditions remained benign during 2018.

Business performance summary

Personal & Business Banking – UK Personal & Business Banking

	Year ended		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	6,282	6,477	1,557	1,564	1,548
Operating expenses	(3,482)	(3,829)	(941)	(959)	(1,266)
Impairment losses	(342)	(235)	(125)	(70)	(60)
Operating profit	2,458	2,413	491	535	222
Return on equity	24.3%	23.7%	18.6%	20.9%	7.8%
Net interest margin	2.78%	2.86%	2.73%	2.76%	2.76%
			£bn	£bn	£bn
Net loans to customers (amortised cost)			162.3	163.2	161.7
Customer deposits			184.1	183.4	180.4
RWAs			45.1	45.4	43.0

2018 compared with 2017
●
UK PBB now has 6.4 million regular mobile app users, 16% higher than 2017, with 72% of our active current account customers being regular digital users. Total digital sales increased by 19% representing 45% of all sales. 61% of mortgage switching is now done digitally, compared with 51% in 2017. 57% of personal unsecured loans sales are via the digital channel, with digital volumes 31% higher. In business banking, 91% of current accounts and 68% of loans under £50,000 were originated digitally.

●
Total income was £195 million, or 3.0%, lower reflecting £124 million lower debt sale gains and a £33 million transfer of the Collective Investment Funds business to Private Banking in Q4 2017. Excluding these items, income was £38 million, or 0.6%, lower, including a £28 million reduction in overdraft fees following changes implemented in H2 2017, which included increasing the number of customer alerts. Net interest income of £5,098 million decreased by 0.6% as balance growth and deposit margin benefits were offset by lower mortgage new business margins, with net interest margin down by 8 basis points to 2.78%.

●
Operating expenses decreased by £347 million, or 9.1%. Excluding strategic, litigation and conduct costs, operating expenses were £167 million, or 5.3%, lower driven by reduced back-office operations costs and lower headcount reflecting continued operating efficiencies, partially offset by increased technology investment spend as we continue to build our digital capability.

●
Impairments were £107 million higher driven by fewer provision releases and lower recoveries following debt sales in prior years, as well as increased provision requirements under IFRS 9. The underlying default rate remained broadly stable with asset growth also accounting for an element of the uplift.

●
Net loans to customers increased by 0.4% to £162.3 billion. The business has maintained a prudent approach to risk and pricing in a very competitive market, with gross new mortgage lending in 2018 at £30.4 billion, 1.9% lower than 2017. Mortgage market share was maintained at 11.3% supporting a stock share of around 10%. Momentum continued in personal advances and business banking, increasing by 7.0% and 0.4% respectively.

●	Customer deposits increased by £3.7 billion, or 2.1%, as growth continued across current accounts and savings.
●	RWAs increased by £2.1 billion, or 4.9%, principally due to modelling changes on mortgages and unsecured loans.
Q4 2018 compared with Q3 2018
●
Total income decreased by £7 million primarily due to a charge of £18 million following an annual review of mortgage customer repayment behaviour and lower seasonal debit and credit card fee income, partially offset by a debt sale gain of £35 million. Net interest margin was 3 basis points lower principally due to the mortgage customer repayment behaviour charge. Excluding this charge, net interest margin increased as the benefit of the August base rate rise on deposit margins flowed through.

●	Operating expenses decreased by £18 million. Excluding strategic, litigation and conduct costs, operating expenses increased by £111 million, including the annual UK bank levy charge of £54 million.
●	Impairments were £55 million higher primarily driven by a debt sale benefit in Q3 2018 and updates in IFRS 9 predictive loss models in Q4 2018.
●	Gross new mortgage lending was £8.6 billion with market share of new mortgages at approximately 12% and mortgage approval share at 14%.
Q4 2018 compared with Q4 2017
●	Total income was £9 million higher driven by increased debt sale gains of £26 million, partially offset by lower overdraft fees and mortgage margin pressure.
●
Operating expenses decreased by £325 million, or 25.7%. Excluding strategic, litigation and conduct costs, operating expenses were £7 million, or 0.9%, higher due to a £21 million increase in the annual bank levy charge, partially offset by reduced headcount reflecting continued operating efficiencies.

Business performance summary

Personal & Business Banking – Ulster Bank RoI

	Year ended		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	€m	€m	€m	€m	€m
Total income	689	689	165	169	182
Operating expenses	(657)	(772)	(184)	(188)	(289)
Impairment (losses)/releases	(17)	(68)	21	(68)	(92)
Operating profit/(loss)	15	(151)	2	(87)	(199)
Return on equity	0.5%	(5.0%)	0.4%	(12.7%)	(26.5%)
Net interest margin	1.79%	1.67%	1.73%	1.72%	1.76%
			€bn	€bn	€bn
Net loans to customers (amortised cost)			21.0	21.6	22.0
Customer deposits			20.1	20.1	19.1
RWAs			16.4	18.6	20.2

2018 compared with 2017
●
Ulster Bank RoI continued to strengthen its digital proposition in 2018 through enhancements to digital and mobile customer offerings.  69% of our active personal current account customers are choosing to bank with us through digital channels. A faster, more convenient and secure digital application experience was introduced for customers who are applying for current accounts and personal loans and further enhancements were made to the mobile app during the year. Mobile payments and transfers increased 36% compared with 2017, reflecting the continued customer migration from physical to digital channels.

●
Total income was in line with 2017. Net interest income increased by €22 million, or 4.6%, supporting a 12 basis point increase in net interest margin, primarily driven by an improving asset mix, lower cost of deposits and a one-off funding benefit in 2018, partially offset by a reduction in income on free funds. Non-interest income decreased by €22 million, or 10.5%, principally due to a lower number of non-recurring benefits and a reduction in fee income.

●
Operating expenses decreased by €115 million, or 14.9%, principally due to a €113 million reduction in litigation and conduct costs and €39 million lower strategic costs. 2018 included a €79 million conduct and litigation provision for customer remediation and project costs associated with legacy business issues. Other expenses increased by €37 million primarily reflecting: the investment made into strengthening the risk, compliance and control environment; increased bank levies and regulatory fees; and higher spend on technology and innovation.

●	A net impairment charge of €17 million reflects a charge associated with a non-performing loan sale partially offset by observable improvements in the performance of the loan portfolio.
●
Net loans to customers reduced by €1.0 billion, or 4.5%, principally reflecting the sale of a portfolio of non-performing loans of €0.6 billion in 2018 and a continued reduction in the tracker mortgage book.

●	Customer deposits increased by €1.0 billion, or 5.2%, supporting a reduction in the loan:deposit ratio to 105% from 115%.
●	RWAs reduced by €3.8 billion, or 18.8%, principally reflecting the impact of the non-performing loan sale and an improvement in credit metrics.
Q4 2018 compared with Q3 2018
●	Total income decreased by €4 million primarily due to a reduction in income associated with the non-performing loan portfolio and reduced fee income.
●	A net impairment release of €21 million in Q4 2018 compared to a €68 million impairment charge in Q3 2018, principally due to a provision made in Q3 2018 for a further non-performing loan sale.
●	RWAs reduced by €2.2 billion primarily driven by the sale of a portfolio of non-performing loans.
Q4 2018 compared with Q4 2017
●
Total income decreased by €17 million, or 9.3%, reflecting a one off income benefit in Q4 2017 and a reduction in income from free funds in Q4 2018. Net interest margin decreased by 3 basis points, primarily driven by a decrease in income associated with non-performing loans.

●
Total operating expenses decreased by €105 million, or 36.3%, principally due to a €134 million reduction in litigation and conduct costs, partially offset by a €14 million increase in strategic costs primarily associated with our property strategy. Q4 2018 included a €19 million conduct and litigation provision for customer remediation and project costs associated with legacy business issues.

Business performance summary

Commercial & Private Banking – Commercial Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	3,374	3,484	805	789	806
Operating expenses	(1,872)	(2,014)	(580)	(443)	(575)
Impairment losses	(144)	(362)	(22)	(103)	(117)
Operating profit	1,358	1,108	203	243	114
Return on equity	10.2%	6.6%	5.5%	6.6%	1.3%
Net interest margin	1.67%	1.74%	1.66%	1.71%	1.75%
			£bn	£bn	£bn
Net loans to customer (amortised cost)			88.0	88.3	96.9
Customer deposits			95.6	96.4	98.0
RWAs			67.6	69.0	71.8

Comparisons with prior periods are impacted by preparations for ring-fencing, including the transfer of shipping and other activities from NatWest Markets, the transfer of whole business securitisations and Relevant Financial Institutions and other activities to NatWest Markets and the transfer of the funds and trustee depositary business to RBS International. The net impact of transfers on 2017 would have been to reduce income by £246 million, operating expenses by £10 million, impairments by £72 million, net loans to customers by £5.3 billion, customer deposits by £1.2 billion and RWAs by £2.2 billion. There is an additional £1.4 billion reduction in 2017 net loans to customers as a result of 2018 asset reclassifications under IFRS9. The net impact of transfers on Q4 2017 would have been to reduce income by £39 million and operating expenses by £4 million. The net impact of transfers on Q3 2018 would have been to reduce income by £2 million, operating expenses by £1 million, net loans to customers by £0.6 billion, customer deposits by £0.7 billion and RWAs by £0.1 billion. The variances in the commentary below have been adjusted for the impact of these items excluding net interest margin.

2018 compared with 2017 (comparisons adjusted for transfers)
●
Approximately 85% of customers now interact with Commercial Banking digitally and we have developed solutions they value. We successfully launched the Bankline mobile app in the Apple app store, whilst our lending journey now enables customers to apply digitally for loans of up to £750,000 through a self-service application process. This is the largest value offered by a UK commercial bank, giving customers rapid, digital access to funding decisions, with approximately 50% of loan applications given a decision in principle in under 24 hours.

●
Total income increased by £136 million, or 4.2%, reflecting asset disposal and fair value gains of £169 million, compared with a £64 million loss in 2017, partially offset by lower lending. Net interest margin decreased by 7 basis points to 1.67% primarily reflecting reclassification of net interest income to non-interest income under IFRS 9, the impact of transfers and asset margin compression, partially offset by higher funding benefits from deposit balances.

●
Operating expenses decreased by £132 million, or 6.6%. Excluding strategic, litigation and conduct costs, operating expenses were £79 million, or 4.4%, lower reflecting continued operating model simplification.

●	Impairments decreased by £146 million, or 50.3%, mainly reflecting lower single name charges.
●
Net loans to customers decreased by £2.2 billion, or 2.4%, principally driven by significant active capital management reductions, with underlying lending growth of £3.5 billion, or 3.8%. At Q3 2018, we announced an additional £2 billion of growth funding to help British businesses prepare for the Brexit transition, bringing the total commitment to £3 billion.

●	Customer deposits decreased by £1.2 billion, or 1.2%, supporting a broadly stable loan:deposit ratio of 92%.
●
RWAs decreased by £2.0 billion, or 2.9%, driven by £10.5 billion gross RWA reductions associated with active capital management, partially offset by model updates of £2.9 billion, underlying business growth and partial reinvestment of gross RWA reductions through refinancing to existing clients under our revised pricing framework.

Q4 2018 compared with Q3 2018 (comparisons adjusted for transfers)
●
Total income increased by £18 million primarily reflecting higher fee income and lower fair value and disposal losses in the quarter. Net interest margin decreased by 5 basis points to 1.66% principally due to a higher liquidity buffer costs and coupon payments associated with active capital management.

●	Operating expenses increased by £138 million. Excluding strategic, litigation and conduct costs, operating expenses were £94 million higher, including the annual UK bank levy charge of £59 million.
●	Net loans to customers increased by £0.3 billion principally due to underlying lending growth, partially offset by reductions associated with the net impact of capital management.
Q4 2018 compared with Q4 2017 (comparisons adjusted for transfers)
●	Total income increased by £38 million, or 4.9%, reflecting lower asset disposal and fair value losses.
●	Operating expenses increased by £9 million, or 1.6%. Excluding strategic, litigation and conduct costs, operating expenses were £13 million, or 2.6%, lower driven by lower staff costs.

Business performance summary

Commercial & Private Banking – Private Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	775	678	198	195	191
Operating expenses	(478)	(529)	(143)	(110)	(194)
Impairment releases/(losses)	6	(6)	8	(1)	(2)
Operating profit/(loss)	303	143	63	84	(5)
Return on equity	15.4%	6.4%	12.3%	17.3%	(2.9%)
Net interest margin	2.52%	2.47%	2.49%	2.54%	2.44%
			£bn	£bn	£bn
Net loans to customers (amortised cost)			14.3	14.2	13.5
Customer deposits			28.4	27.2	26.9
RWAs			9.4	9.5	9.1
AUM			19.8	21.8	21.5

Comparisons with prior periods are impacted by the transfer of the Collective Investment Fund business from UK PBB and by the transfers of Coutts Crown Dependency and the International Client Group Jersey to RBS International. The net impact of the transfers on 2017 would have been to increase income by £24 million and operating expenses by £15 million and reduce net loans to customers by £0.1 billion, customer deposits by £0.5 billion and assets under management by £0.7 billion. The variances in the commentary below have been adjusted for the impact of these transfers excluding net interest margin.

2018 compared with 2017 (comparisons adjusted for transfers)
●
Approximately 60% of clients bank with us digitally and 94% of clients positively rate our Coutts24 telephony service. Private Banking also recently launched Coutts Connect, a social platform which allows clients to network and build working relationships with one another.

●
Total income increased by £73 million, or 10.4%, largely due to increased lending, higher funding benefits from deposit balances and higher investment income. Net interest margin increased by 5 basis points as higher deposit income was partially offset by asset margin pressure.

●	Operating expenses decreased by £66 million, or 12.1%. Excluding strategic, litigation and conduct costs, operating expenses decreased by £4 million, or 0.8% driven by operating model efficiencies.
●	A net impairment release of £6 million largely reflects a £9m release in Q4 2018 due to data quality improvements.
●	Net loans to customers increased by £0.9 billion, or 6.7%, primarily in mortgages.
●	Customer deposits increased by £2.0 billion, or 7.6%, mainly due to higher personal client account balances.
●	Assets under management decreased by £1.0 billion, or 4.8%, reflecting market movements partially offset by new business inflows of £0.6 billion.
●
Private Banking manages a further £6.7 billion of assets under management on behalf of RBS Group which sit outside of Private Banking. Total assets under management overseen by Private Banking have decreased by 5.7% to £26.5 billion as a result of market movements partially offset by net new business.

●	RWAs increased by £0.3 billion, or 3.3%, relative to 6.7% growth in net loans to customers.
Q4 2018 compared with Q3 2018
●
Total income was broadly stable at £198 million, reflecting higher deposit income offset by asset margin pressure and lower assets under management. Net interest margin decreased by 5 basis points to 2.49% reflecting higher funding costs.

●	Operating expenses increased by £33 million. Excluding strategic, litigation and conduct costs, operating expenses increased by £26 million, including the annual UK bank levy charge of £18 million.
Q4 2018 compared with Q4 2017
●	Total income was £7 million higher reflecting lending growth and higher funding benefits from deposit balances, partially offset by asset margin pressure.
●	Operating expenses decreased by £51 million, or 26.3%. Excluding strategic, litigation and conduct costs, operating expenses increased by £6 million, or 4.7%.

Business performance summary

RBS International

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	594	389	155	155	97
Operating expenses	(260)	(219)	(86)	(60)	(66)
Impairment releases/(losses)	2	(3)	2	(3)	--
Operating profit	336	167	71	92	31
Return on equity	24.4%	11.2%	20.0%	26.9%	9.2%
Net interest margin	1.71%	1.36%	1.81%	1.73%	1.34%
			£bn	£bn	£bn
Net loans to customers (amortised costs)			13.3	13.0	8.7
Customer deposits			27.5	26.9	28.9
RWAs			6.9	6.9	5.1

Comparisons with prior periods are impacted by the transfer of the funds and trustee depositary business from Commercial Banking and by the transfers of Coutts Crown Dependency and the International Client Group from Private Banking. The net impact of the transfers on 2017 would have been to increase income by £151 million, operating expenses by £14 million, net loans to customers by £4.5 billion, customer deposits by £1.7 billion and RWAs by £1.9 billion. The net impact of transfers on Q3 2018 would have been to increase deposits by £0.7 billion. The net impact of the transfers on Q4 2017 would have been to increase income by £37 million and operating expenses by £4 million. The variances in the commentary below have been adjusted for the impact of these transfers excluding net interest margin.

2018 compared with 2017 (comparisons adjusted for transfers)
●
The RBS International mobile app has been further developed to include new functionality, allowing customers to manage their finances more effectively and has 67 thousand users, an increase of 23% from 2017. 71% of wholesale customer payments are now processed using our newly introduced international banking platform, making the payments process simpler for customers.

●
Total income increased by £54 million, or 10.0%, largely driven by deposit margin benefits. Institutional Banking contributed 62% to income in 2018, with Local Banking contributing 32% and Depositary Services 6%. Net interest margin increased by 35 basis points primarily driven by the impact of transfers and a change in product mix.

●
Operating expenses increased by £27 million, or 11.6%, due to £39 million higher back-office costs associated with becoming a non ring-fenced bank and £5 million of remediation costs, partially offset by lower conduct and litigation costs.

●	Impairments decreased by £5 million reflecting a number of small releases and improvements in underlying lending quality.
●
Net loans to customers remained broadly stable at £13.3 billion and are split: £9.2 billion within Institutional Banking, of which £2.2 billion relates to real estate exposures; and £4.1 billion in Local Banking, of which £2.7 billion relates to mortgages.

●
Customer deposits decreased by £3.1 billion reflecting a large inflow of short term placements in Institutional Banking in 2017. Customer deposits represent RBS International’s primary funding source and are split: £18.1 billion Institutional Banking and £9.4 billion Local Banking.

●	RWAs decreased by £0.1 billion, or 1.4%, with model updates offset by business movements.
●
During 2018, we repositioned our balance sheet so that excess funds previously placed with RBS Group are now deployed into funding customer assets in our new London branch. We have also established a liquidity portfolio across central and correspondent banks and sovereign bond holdings. These changes provide continuity for our customers and support compliance with incoming Basel III Liquidity Coverage Ratio rules.

Q4 2018 compared with Q3 2018 (comparisons adjusted for transfers)
●
Total income was broadly stable as an increase in deposit income of £3 million was offset by a reduction in income resulting from placing excess funding with central banks. Net interest margin of 1.81% includes a one-off benefit, and in addition we would expect higher funding costs in 2019 as we reposition our balance sheet as outlined above.

●	Operating expenses were £26 million higher principally due to the annual UK bank levy charge of £18 million and increased remediation spend.
●	Net loans to customers increased by £0.2 billion and customer deposits decreased by £0.1 billion reflecting reductions in Institutional Banking.
Q4 2018 compared with Q4 2017 (comparisons adjusted for transfers)
●	Total income increased by £21 million, or 15.6%, driven by deposit margin benefits.
●	Operating expenses increased by £16 million, or 22.9%, due to higher back-office costs associated with becoming a non ring-fenced bank and increased remediation costs.

Business performance summary

NatWest Markets(1)
	Year ended		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Total income	1,442	1,050	152	569	200
Operating expenses	(1,604)	(2,201)	(455)	(478)	(583)
Impairment releases/(losses)	92	174	100	(4)	26
Operating (loss)/profit	(70)	(977)	(203)	87	(357)
Return on equity	(2.0%)	(9.0%)	(9.2%)	1.8%	(14.0%)
			£bn	£bn	£bn
Funded assets			111.4	120.9	118.7
RWAs			44.9	46.5	52.9
Note:
(1)	The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group. Refer to page 2 for further details on the outlook for NatWest Markets Plc.

Comparisons with prior periods are impacted by the transfer of shipping and other activities to Commercial Banking and the transfer of whole business securitisations and Relevant Financial Institutions from Commercial Banking in preparation for ring-fencing. The net impact of the transfers on 2017 would have been to increase income by £104 million, reduce operating expenses by £2 million, reduce the net release of impairments by £72 million and increase funded assets by £1.3 billion and RWAs by £0.4 billion. The variances in the full year commentary below have been adjusted for the impact of these transfers.

2018 compared with 2017 (comparisons adjusted for transfers)
●
NatWest Markets continues to focus on customer service and is increasingly using technology to enhance the way it provides innovative financial solutions to its customers and partners. For example, FXmicropay makes it simpler for businesses operating globally to accept payments in multiple currencies, reducing costs and increasing revenues for our customers. Our success in harnessing technology has been recognised with two awards: Best in Service Globally among Corporates for Algorithmic trading in the 2018 Euromoney FX Survey and Best Order Management award in the Profit & Loss 2018 Digital FX Awards.

●
Total income increased by £288 million, or 25.0%, primarily reflecting lower disposal losses in the legacy business and a £165 million indemnity insurance recovery, partially offset by lower income in the core business. The reduction in the core business was driven by challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year.

●
Operating expenses decreased by £595 million, or 27.1%. This reflects reductions in other expenses across both the core and legacy businesses, down £313 million to £1,213 million, lower strategic costs, down £198 million to £238 million, and reduced litigation and conduct costs, down £84 million to £153 million.

●	The net impairment release decreased by £10 million to £92 million reflecting a lower level of legacy releases.
●	Funded assets decreased by £8.6 billion, or 7.2%, reflecting the wind down of the legacy business.
●
RWAs decreased by £8.4 billion to £44.9 billion, including RWAs for Alawwal bank of £5.9 billion. The decrease was driven by the legacy business, down £7.1 billion, in addition to reductions in the core business.

Q4 2018 compared with Q3 2018
●
Total income decreased by £417 million, primarily reflecting legacy disposal losses of £43 million in the quarter compared to the prior quarter that included a £165 million indemnity insurance recovery, and the impact of challenging FICC market conditions in the core business.

●	Operating expenses decreased by £23 million principally due to lower litigation and conduct costs, partially offset by the annual UK bank levy charge of £27 million.
●	The net impairment release of £100 million was driven by a small number of one-off releases.
●	RWAs decreased by £1.6 billion driven by reductions in the core business.
Q4 2018 compared with Q4 2017
●	Total income decreased by £48 million, or 24.0%, primarily reflecting lower income in the core business driven by the challenging FICC market conditions in Q4 2018.
●	Operating expenses decreased by £128 million principally reflecting reductions in both the core and legacy businesses and lower strategic and litigation and conduct costs.

Central items & other
●
Central items not allocated represented a charge of £1,038 million in 2018, largely comprises the £1,040 million charge relating to the civil settlement with the US Department of Justice and £333m of strategic costs, partially offset by a £241 million provision release relating to an RMBS litigation indemnity and indemnity insurance recoveries of £192 million.

Business performance summary

	End-point CRR basis
	31 December	30 September	31 December
	2018	2018	2017
Risk asset ratios	%	%	%

CET1	16.2	16.7	15.9
Tier 1	18.4	18.8	17.9
Total	21.8	22.1	21.3

Capital	£m	£m	£m
Tangible equity	34,566	34,672	35,164

Expected loss less impairment provisions	(654)	(606)	(1,286)
Prudential valuation adjustment	(494)	(574)	(496)
Deferred tax assets	(740)	(731)	(849)
Own credit adjustments	(405)	(264)	(90)
Pension fund assets	(394)	(283)	(287)
Cash flow hedging reserve	191	370	(227)
Foreseeable ordinary and special dividends	(1,326)	(120)	-
Other adjustments for regulatory purposes	(105)	(9)	28

Total deductions	(3,927)	(2,217)	(3,207)
CET1 capital	30,639	32,455	31,957
AT1 capital	4,051	4,051	4,041
Tier 1 capital	34,690	36,506	35,998
Tier 2 capital	6,483	6,455	6,765

Total regulatory capital	41,173	42,961	42,763

Risk-weighted assets

Credit risk	137,900	142,500	144,700
Counterparty credit risk	13,600	14,100	15,400
Market risk	14,800	15,500	17,000
Operational risk	22,400	22,400	23,800

Total RWAs	188,700	194,500	200,900

Leverage (1)
Cash and balances at central banks	88,900	106,500	98,300
Trading assets	75,100	82,500	86,000
Derivatives	133,300	132,600	160,800
Net loans to customers	318,000	317,700	321,600
Other assets	78,900	80,600	71,400

Total assets	694,200	719,900	738,100
Derivatives
- netting and variation margin	(141,300)	(136,900)	(161,700)
- potential future exposures	42,100	42,700	49,400
Securities financing transactions gross up	2,100	1,700	2,300
Undrawn commitments	50,300	49,500	53,100
Regulatory deductions and other adjustments	(2,900)	(700)	(2,100)

CRR Leverage exposure	644,500	676,200	679,100

CRR leverage ratio%	5.4	5.4	5.3

UK leverage exposure (2)	559,500	580,300	587,100

UK leverage ratio% (2)	6.2	6.3	6.1

Notes:
(1)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance
	Year ended 31 December 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	5,098	444	2,040	518	466	112	(22)	8,656
Other non-interest income	1,184	166	1,334	257	128	1,238	347	4,654
Own credit adjustments	-	-	-	-	-	92	-	92
Total income	6,282	610	3,374	775	594	1,442	325	13,402
Direct expenses - staff costs	(890)	(202)	(547)	(161)	(102)	(557)	(1,190)	(3,649)
- other costs	(300)	(103)	(221)	(66)	(67)	(241)	(2,712)	(3,710)
Indirect expenses	(1,801)	(185)	(957)	(229)	(91)	(415)	3,678	-
Strategic costs - direct	(54)	(2)	(20)	-	(3)	(195)	(730)	(1,004)
- indirect	(221)	(20)	(86)	(21)	(6)	(43)	397	-
Litigation and conduct costs	(216)	(71)	(41)	(1)	9	(153)	(809)	(1,282)
Operating expenses	(3,482)	(583)	(1,872)	(478)	(260)	(1,604)	(1,366)	(9,645)
Operating profit/(loss) before impairment (losses)/releases	2,800	27	1,502	297	334	(162)	(1,041)	3,757
Impairment (losses)/releases	(342)	(15)	(144)	6	2	92	3	(398)
Operating profit/(loss)	2,458	12	1,358	303	336	(70)	(1,038)	3,359
Additional information
Return on equity (2)	24.3%	0.5%	10.2%	15.4%	24.4%	(2.0%)	nm	4.8%
Cost:income ratio (3)	55.4%	95.6%	53.8%	61.7%	43.8%	111.2%	nm	71.7%
Loan impairment rate	0.21%	0.08%	0.16%	nm	nm	nm	nm	0.13%
Net interest margin	2.78%	1.79%	1.67%	2.52%	1.71%	0.40%	nm	1.98%
Third party customer asset rate (4)	3.40%	2.41%	2.87%	2.89%	2.15%	nm	nm	nm
Third party customer funding rate	(0.30%)	(0.20%)	(0.36%)	(0.25%)	(0.09%)	nm	nm	nm
Average interest earning assets (£bn)	183.6	24.8	122.4	20.5	27.3	27.9	30.4	436.9
Total assets (£bn)	194.2	25.2	143.2	22.0	28.4	244.5	36.7	694.2
Funded assets (£bn)	194.2	25.2	143.2	22.0	28.4	111.4	36.5	560.9
Net loans to customers - amortised cost (£bn)	162.3	18.8	88.0	14.3	13.3	8.4	-	305.1
Impairment provisions (£bn)(5)	(1.4)	(0.8)	(1.0)	nm	nm	(0.1)	-	(3.3)
Customer deposits (£bn)	184.1	18.0	95.6	28.4	27.5	2.6	4.7	360.9
Risk-weighted assets (RWAs) (£bn)	45.1	14.7	67.6	9.4	6.9	44.9	0.1	188.7
RWA equivalent (RWAes) (£bn)	46.6	14.7	68.6	9.5	6.9	50.0	0.2	196.5
Employee numbers (FTEs - thousands) (6)	24.1	3.1	7.9	1.9	1.7	4.8	23.6	67.1

For the notes to this table, refer to page 21. nm = not meaningful

Segment performance
	Year ended 31 December 2017
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	5,130	421	2,286	464	325	203	158	8,987
Other non-interest income	1,347	186	1,198	214	64	887	(21)	3,875
Own credit adjustments	-	(3)	-	-	-	(66)	-	(69)
Loss on redemption of own debt	-	-	-	-	-	-	(7)	(7)
Strategic disposals	-	-	-	-	-	26	321	347
Total income	6,477	604	3,484	678	389	1,050	451	13,133
Direct expenses - staff costs	(773)	(191)	(467)	(145)	(61)	(677)	(1,609)	(3,923)
- other costs	(259)	(66)	(232)	(32)	(25)	(287)	(2,727)	(3,628)
Indirect expenses	(2,126)	(194)	(1,115)	(268)	(116)	(564)	4,383	-
Strategic costs - direct	(79)	(27)	(48)	(20)	(5)	(319)	(1,067)	(1,565)
- indirect	(382)	(29)	(119)	(25)	(4)	(117)	676	-
Litigation and conduct costs	(210)	(169)	(33)	(39)	(8)	(237)	(589)	(1,285)
Operating expenses	(3,829)	(676)	(2,014)	(529)	(219)	(2,201)	(933)	(10,401)
Operating profit/(loss) before impairment (losses)/releases	2,648	(72)	1,470	149	170	(1,151)	(482)	2,732
Impairment (losses)/releases	(235)	(60)	(362)	(6)	(3)	174	(1)	(493)
Operating profit/(loss)	2,413	(132)	1,108	143	167	(977)	(483)	2,239
Additional information
Return on equity (2)	23.7%	(5.0%)	6.6%	6.4%	11.2%	(9.0%)	nm	2.2%
Cost:income ratio (3)	59.1%	111.9%	56.0%	78.0%	56.3%	nm	nm	79.0%
Loan impairment rate	0.14%	0.29%	0.37%	nm	nm	nm	nm	0.16%
Net interest margin	2.86%	1.67%	1.74%	2.47%	1.36%	0.65%	nm	2.13%
Third party customer asset rate (4)	3.47%	2.38%	2.73%	2.71%	2.71%	nm	nm	nm
Third party customer funding rate	(0.16%)	(0.31%)	(0.15%)	(0.09%)	(0.02%)	nm	nm	nm
Average interest earning assets (£bn)	179.5	25.2	131.2	18.8	23.9	31.2	12.5	422.3
Total assets (£bn)	190.6	24.6	149.5	20.3	25.9	277.9	49.3	738.1
Funded assets (£bn)	190.6	24.5	149.5	20.3	25.9	118.7	47.7	577.2
Net loans to customers - amortised cost (£bn)	161.7	19.5	96.9	13.5	8.7	9.7	0.1	310.1
Impairment provisions (£bn) (5)	(1.3)	(1.1)	(1.2)	-	-	(0.2)	-	(3.8)
Customer deposits (£bn)	180.4	16.9	98.0	26.9	28.9	3.3	6.9	361.3
Risk-weighted assets (RWAs) (£bn)	43.0	18.0	71.8	9.1	5.1	52.9	1.0	200.9
RWA equivalent (RWAes) (£bn)	46.7	18.9	76.8	9.1	5.2	56.4	1.1	214.2
Employee numbers (FTEs - thousands) (6)	19.8	2.7	4.6	1.5	1.6	5.7	35.3	71.2

For the notes to this table, refer to page 21. nm = not meaningful

Segment performance
	Quarter ended 31 December 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,267	110	518	133	123	30	(5)	2,176
Other non-interest income	290	37	287	65	32	89	49	849
Own credit adjustments	-	-	-	-	-	33	-	33
Total income	1,557	147	805	198	155	152	44	3,058
Direct expenses - staff costs	(208)	(53)	(143)	(39)	(25)	(128)	(263)	(859)
- other costs	(93)	(27)	(64)	(22)	(22)	(65)	(870)	(1,163)
Indirect expenses	(522)	(52)	(295)	(72)	(35)	(123)	1,099	-
Strategic costs - direct	(28)	(3)	(4)	-	(1)	(89)	(230)	(355)
- indirect	(84)	(12)	(36)	(10)	(2)	(22)	166	-
Litigation and conduct costs	(6)	(17)	(38)	-	(1)	(28)	(2)	(92)
Operating expenses	(941)	(164)	(580)	(143)	(86)	(455)	(100)	(2,469)
Operating profit/(loss) before impairment (losses)/releases	616	(17)	225	55	69	(303)	(56)	589
Impairment (losses)/releases	(125)	19	(22)	8	2	100	1	(17)
Operating profit/(loss)	491	2	203	63	71	(203)	(55)	572
Additional information
Return on equity (2)	18.6%	0.4%	5.5%	12.3%	20.0%	(9.2%)	nm	3.5%
Cost:income ratio (3)	60.4%	111.6%	70.9%	72.2%	55.5%	nm	nm	80.5%
Loan impairment rate	0.31%	(0.39%)	0.10%	nm	nm	nm	nm	0.02%
Net interest margin	2.73%	1.73%	1.66%	2.49%	1.81%	0.39%	nm	1.95%
Third party customer asset rate (4)	3.39%	2.43%	3.06%	2.94%	1.73%	nm	nm	nm
Third party customer funding rate	(0.35%)	(0.18%)	(0.50%)	(0.38%)	(0.08%)	nm	nm	nm
Average interest earning assets (£bn)	184.2	25.2	124.2	21.2	26.9	30.4	30.0	442.1
Total assets (£bn)	194.2	25.2	143.2	22.0	28.4	244.5	36.7	694.2
Funded assets (£bn)	194.2	25.2	143.2	22.0	28.4	111.4	36.5	560.9
Net loans to customers - amortised cost (£bn)	162.3	18.8	88.0	14.3	13.3	8.4	-	305.1
Impairment provisions (£bn) (5)	(1.4)	(0.8)	(1.0)	-	nm	(0.1)	-	(3.3)
Customer deposits (£bn)	184.1	18.0	95.6	28.4	27.5	2.6	4.7	360.9
Risk-weighted assets (RWAs) (£bn)	45.1	14.7	67.6	9.4	6.9	44.9	0.1	188.7
RWA equivalent (RWAes) (£bn)	46.6	14.7	68.6	9.5	6.9	50.0	0.2	196.5
Employee numbers (FTEs - thousands) (6)	24.1	3.1	7.9	1.9	1.7	4.8	23.6	67.1
For the notes to this table refer to page 21. nm = not meaningful.

Segment performance

	Quarter ended 30 September 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,289	110	525	133	124	15	(42)	2,154
Other non-interest income	275	41	264	62	31	534	261	1,468
Own credit adjustments	-	-	-	-	-	20	-	20
Total income	1,564	151	789	195	155	569	219	3,642
Direct expenses - staff costs	(221)	(51)	(131)	(39)	(26)	(120)	(299)	(887)
- other costs	(76)	(31)	(57)	(16)	(12)	(61)	(613)	(866)
Indirect expenses	(415)	(45)	(221)	(52)	(19)	(91)	843	-
Strategic costs - direct	-	(1)	(8)	1	(2)	(78)	(211)	(299)
- indirect	(41)	(2)	(17)	(4)	(1)	(15)	80	-
Litigation and conduct costs	(206)	(37)	(9)	-	-	(113)	(24)	(389)
Operating expenses	(959)	(167)	(443)	(110)	(60)	(478)	(224)	(2,441)
Operating profit/(loss) before impairment (losses)/releases	605	(16)	346	85	95	91	(5)	1,201
Impairment (losses)/releases	(70)	(60)	(103)	(1)	(3)	(4)	1	(240)
Operating profit/(loss)	535	(76)	243	84	92	87	(4)	961
Additional information
Return on equity (2)	20.9%	(12.7%)	6.6%	17.3%	26.9%	1.8%	nm	5.4%
Cost:income ratio (3)	61.3%	110.6%	54.3%	56.4%	38.7%	84.0%	nm	66.7%
Loan impairment rate	0.17%	1.18%	0.46%	nm	nm	nm	nm	0.31%
Net interest margin	2.76%	1.72%	1.71%	2.54%	1.73%	0.22%	nm	1.93%
Third party customer asset rate (4)	3.39%	2.42%	2.89%	2.91%	2.29%	nm	nm	nm
Third party customer funding rate	(0.29%)	(0.20%)	(0.33%)	(0.26%)	(0.11%)	nm	nm	nm
Average interest earning assets (£bn)	185.2	25.4	122.0	20.8	28.4	26.7	34.6	443.1
Total assets (£bn)	195.6	25.3	144.0	21.4	29.0	253.3	51.3	719.9
Funded assets (£bn)	195.6	25.3	144.0	21.4	29.0	120.9	51.1	587.3
Net loans to customers - amortised cost (£bn)	163.2	19.2	88.3	14.2	13.0	8.0	(0.1)	305.8
Impairment provisions (£bn) (5)	(1.4)	(1.2)	(1.0)	(0.1)	-	(0.2)	-	(3.9)
Customer deposits (£bn)	183.4	17.9	96.4	27.2	26.9	2.6	6.2	360.6
Risk-weighted assets (RWAs) (£bn)	45.4	16.5	69.0	9.5	6.9	46.5	0.7	194.5
RWA equivalent (RWAes) (£bn)	47.1	16.6	72.5	9.5	6.9	49.9	0.7	203.2
Employee numbers (FTEs - thousands) (6)	24.8	3.1	8.1	1.9	1.7	4.9	24.1	68.6

For the notes to this table, refer to page 21. nm = not meaningful

Segment performance
	Quarter ended 31 December 2017
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,272	111	575	122	81	38	12	2,211
Other non-interest income	276	50	231	69	16	127	(123)	646
Own credit adjustments	-	-	-	-	-	9	-	9
Strategic disposals	-	-	-	-	-	26	165	191
Total income	1,548	161	806	191	97	200	54	3,057
Direct expenses - staff costs	(189)	(45)	(109)	(35)	(25)	(153)	(372)	(928)
- other costs	(73)	(25)	(66)	(14)	(15)	(83)	(907)	(1,183)
Indirect expenses	(554)	(45)	(344)	(78)	(23)	(154)	1,198	-

Strategic costs - direct	(55)	(2)	(6)	(19)	(3)	(129)	(317)	(531)
- indirect	(198)	(2)	(23)	(9)	-	(13)	245	-
Litigation and conduct costs	(197)	(135)	(27)	(39)	-	(51)	(315)	(764)

Operating expenses	(1,266)	(254)	(575)	(194)	(66)	(583)	(468)	(3,406)

Operating profit/(loss) before impairment (losses)/releases	282	(93)	231	(3)	31	(383)	(414)	(349)
Impairment (losses)/releases	(60)	(81)	(117)	(2)	-	26	-	(234)
Operating profit/(loss)	222	(174)	114	(5)	31	(357)	(414)	(583)

Additional information
Return on equity (2)	7.8%	(26.5%)	1.3%	(2.9%)	9.2%	(14.0%)	nm	(6.7%)
Cost:income ratio (3)	81.8%	157.8%	70.0%	101.6%	68.0%	nm	nm	111.5%
Loan impairment rate	0.15%	1.57%	0.48%	nm	nm	nm	nm	0.30%
Net interest margin	2.76%	1.76%	1.75%	2.44%	1.34%	0.55%	nm	2.04%
Third party customer asset rate (4)	3.38%	2.47%	2.77%	2.76%	2.59%	nm	nm	nm
Third party customer funding rate	(0.21%)	(0.24%)	(0.20%)	(0.11%)	(0.03%)	nm	nm	nm
Average interest earning assets (£bn)	182.6	25.1	130.1	19.8	24.1	27.4	21.8	430.9
Total assets (£bn)	190.6	24.6	149.5	20.3	25.9	277.9	49.3	738.1
Funded assets (£bn)	190.6	24.5	149.5	20.3	25.9	118.7	47.7	577.2
Net loans to customers - amortised cost (£bn)	161.7	19.5	96.9	13.5	8.7	9.7	0.1	310.1
Impairment provisions (£bn) (5)	(1.3)	(1.1)	(1.2)	-	-	(0.2)	-	(3.8)
Customer deposits (£bn)	180.4	16.9	98.0	26.9	28.9	3.3	6.9	361.3
Risk-weighted assets (RWAs) (£bn)	43.0	18.0	71.8	9.1	5.1	52.9	1.0	200.9
RWA equivalent (RWAes) (£bn)	46.7	18.9	76.8	9.1	5.2	56.4	1.1	214.2
Employee numbers (FTEs - thousands) (6)	19.8	2.7	4.6	1.5	1.6	5.7	35.3	71.2
For the notes to this table refer to the following page. nm = not meaningful.

Condensed consolidated income statement for the period ended 31 December 2018

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m

Interest receivable	11,049	11,034	2,825	2,780	2,754
Interest payable	(2,393)	(2,047)	(649)	(626)	(543)

Net interest income (1)	8,656	8,987	2,176	2,154	2,211

Fees and commissions receivable	3,218	3,338	785	787	846
Fees and commissions payable	(861)	(883)	(190)	(220)	(231)
Income from trading activities	1,507	634	161	499	(198)
Loss on redemption of own debt	-	(7)	-	-	-
Other operating income	882	1,064	126	422	429

Non-interest income	4,746	4,146	882	1,488	846

Total income	13,402	13,133	3,058	3,642	3,057

Staff costs	(4,122)	(4,676)	(1,014)	(1,022)	(1,100)
Premises and equipment	(1,383)	(1,565)	(411)	(328)	(524)
Other administrative expenses	(3,372)	(3,323)	(851)	(885)	(1,587)
Depreciation and amortisation	(731)	(808)	(187)	(206)	(178)
Write down of other intangible assets	(37)	(29)	(6)	-	(17)

Operating expenses	(9,645)	(10,401)	(2,469)	(2,441)	(3,406)

Profit/(loss) before impairment losses	3,757	2,732	589	1,201	(349)
Impairment losses	(398)	(493)	(17)	(240)	(234)

Operating profit/(loss) before tax	3,359	2,239	572	961	(583)
Tax charge/(credit)	(1,275)	(824)	(136)	(398)	168

Profit/(loss) for the period	2,084	1,415	436	563	(415)

Attributable to:
Ordinary shareholders	1,622	752	286	448	(579)
Other owners	470	628	164	93	150
Non-controlling interests	(8)	35	(14)	22	14

Earnings/(loss) per ordinary share	13.5p	6.3p	2.4p	3.7p	(4.9p)
Earnings/(loss) per ordinary share - fully diluted	13.4p	6.3p	2.3p	3.7p	(4.9p)

Notes:
(1)	Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

Notes to segment performance on pages 16 to 20.

Notes:
(1)	Central items & other include unallocated transactions which principally comprise RMBS related charges.
(2)
RBS’s CET 1 target is approximately 14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference share dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI), 11% (Commercial Banking), 13.5% (Private Banking – 14% from Q1 2017 to Q4 2017), 16% (RBS International – 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets equivalents (RWAes) incorporating the effect of capital deductions. RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(3)
Operating lease depreciation included in income for the year ended 31 December 2018 - £121 million; Q4 2018 - £32 million; Q3 2018 - £32 million; 31 December 2017 - £142 million; Q4 2017 - £35 million.

(4)
Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

(5)	Prepared under IFRS 9. Refer to Note 2 of this document and Note 34 of the Annual Report and Accounts for further details.
(6)
On 1 January 2017, 4,500 employees on a FTE basis were transferred from Central items & other to NatWest Markets in preparation for ring-fencing. On 1 October 2017, 800 employees on a FTE basis were transferred from Central items & other to RBS International, also in preparation for ring-fencing. On 1 January 2018, 7,600 employees on a FTE basis were transferred from Central items to UK PBB, 200 to Ulster Bank RoI, 3,700 to Commercial Banking and 400 to Private Banking.

Condensed consolidated statement of comprehensive income for the period ended 31 December 2018

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Profit/(loss) for the period	2,084	1,415	436	563	(415)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	(2,053)	-	(53)	-	-
- other movements	86	90	14	72	116
Profit/(loss) on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	200	(126)	91	14	(19)
Fair value through other comprehensive income (FVOCI)
financial assets (2)	48	-	(13)	58	-
Tax	502	(10)	15	(13)	(5)
	(1,217)	(46)	54	131	92
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI)
financial assets (2)	7	26	(24)	(168)	(11)
Cash flow hedges	(581)	(1,069)	241	(301)	(86)
Currency translation	310	100	190	102	18
Tax	189	256	(35)	127	19
	(75)	(687)	372	(240)	(60)
Other comprehensive (loss)/income after tax	(1,292)	(733)	426	(109)	32

Total comprehensive income/(loss) for the period	792	682	862	454	(383)

Total comprehensive income/(loss) is attributable to:
Ordinary shareholders	305	2	709	304	(555)
Preference shareholders	182	234	88	20	79
Dividend access share	-	-	-	-	-
Paid-in equity holders	288	394	76	73	71
Non-controlling interests	17	52	(11)	57	22
	792	682	862	454	(383)

Notes:
(1)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NatWest Plc made a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution was paid on 9 October 2018. Also under the MoU, NatWest Markets Plc is required to make a £53 million contribution to the NWM section in Q1 2019.

(2)
Refer to Note 2 in this document and Note 34 in the 2018 Annual Report and Accounts for further information on the impact of IFRS 9 on classification and basis of preparation. Periods ended 31 December 2018 and 30 September 2018 prepared under IFRS 9 and 31 December 2017 under IAS 39.

Condensed consolidated balance sheet as at 31 December 2018

	31 December	30 September	31 December
	2018	2018	2017
	£m	£m	£m
Assets
Cash and balances at central banks	88,897	106,503	98,337
Trading assets	75,119	82,492	85,991
Derivatives	133,349	132,574	160,843
Settlement balances	2,928	11,213	2,517
Loans to banks - amortised costs	12,947	11,852	11,517
Loans to customers - amortised cost	305,089	305,823	310,116
Other financial assets	59,485	53,108	51,929
Intangible assets	6,616	6,581	6,543
Other assets	9,805	9,742	10,263

Total assets	694,235	719,888	738,056

Liabilities
Bank deposits	23,297	29,604	30,396
Customer deposits	360,914	360,617	361,316
Settlement balances	3,066	10,625	2,844
Trading liabilities	72,350	84,883	81,982
Derivatives	128,897	125,333	154,506
Other financial liabilities	39,732	38,364	30,326
Subordinated liabilities	10,535	10,341	12,722
Other liabilities	8,954	11,454	14,871
Total liabilities	647,745	671,221	688,963

Equity
Ordinary shareholders' interests	41,182	41,253	41,707
Other owners' interests	4,554	6,623	6,623
Owners’ equity	45,736	47,876	48,330
Non-controlling interests	754	791	763

Total equity	46,490	48,667	49,093
Total liabilities and equity	694,235	719,888	738,056

Condensed consolidated statement of changes in equity for the period ended 31 December 2018

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Called-up share capital - at 1 January	11,965	11,823	12,048	12,028	11,906
Ordinary shares issued	84	142	1	20	59
At 31 December	12,049	11,965	12,049	12,048	11,965

Paid-in equity - at 1 January	4,058	4,582	4,058	4,058	4,058
Redeemed/reclassified (1)	-	(524)	-	-	-
At 31 December	4,058	4,058	4,058	4,058	4,058

Share premium account - at 1 January	887	25,693	1,026	995	739
Ordinary shares issued	140	235	1	31	92
Redemption of debt preference shares (2)	-	748	-	-	56
Capital reduction (3)	-	(25,789)	-	-	-
At 31 December	1,027	887	1,027	1,026	887

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881	10,881	10,881

FVOCI reserve - at 1 January (4)	255	238	361	442	260
Implementation of IFRS 9 on 1 January 2018	34	-	-	-	-
Unrealised gains	97	202	(11)	(95)	53
Realised gains	(42)	(176)	(20)	(19)	(64)
Tax	(1)	(9)	13	33	6
At 31 December	343	255	343	361	255

Cash flow hedging reserve - at 1 January	227	1,030	(370)	(151)	298
Amount recognised in equity	(63)	(277)	231	(138)	141
Amount transferred from equity to earnings	(518)	(792)	10	(163)	(227)
Tax	163	266	(62)	82	15
At 31 December	(191)	227	(191)	(370)	227

Foreign exchange reserve - at 1 January	2,970	2,888	3,073	3,001	2,962
Retranslation of net assets	195	111	196	57	13
Foreign currency losses on hedges of net assets	(33)	(6)	(43)	(4)	(2)
Tax	23	(1)	19	3	(2)
Recycled to profit or loss on disposal of businesses (5)	123	(22)	33	16	(1)
At 31 December	3,278	2,970	3,278	3,073	2,970

Capital redemption reserve - at 1 January	-	4,542	-	-	-
Capital reduction (3)	-	(4,542)	-	-	-
At 31 December	-	-	-	-	-
Retained earnings - at 1 January	17,130	(12,936)	16,823	16,527	17,669
Implementation of IFRS 9 on 1 January 2018 (4)	(105)	-	-	-	-
Profit/(loss) attributable to ordinary shareholders and
other equity owners	2,092	1,380	450	541	(429)
Equity preference dividends paid	(182)	(234)	(88)	(20)	(79)
Paid-in equity dividends paid, net of tax	(288)	(394)	(76)	(73)	(71)
Ordinary dividend paid	(241)	-	-	(241)	-
Capital reduction (3)	-	30,331	-	-	-
Redemption of debt preference shares (2)	-	(748)	-	-	(56)
Redemption of equity preference shares (6)	(2,805)	-	(2,805)	-	-
Redemption/reclassification of paid-in equity	-	(196)	-	-	-
Realised gains in period on FVOCI equity shares, net of tax	6	-	1	2	-
Remeasurement of the retirement benefit schemes
- contributions in preparation for ring-fencing (7)	(2,053)	-	(53)	-	-
- other movements	86	90	14	72	116
- tax	539	(28)	23	-	(8)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	200	(126)	91	14	(19)
- tax	(33)	18	(13)	(4)	3
Shares issued under employee share schemes	(2)	(5)	-	-	-
Share-based payments	(32)	(22)	(55)	5	4
At 31 December	14,312	17,130	14,312	16,823	17,130

Condensed consolidated statement of changes in equity for the period ended 31 December 2018

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2018	2017	2018	2018	2017
	£m	£m	£m	£m	£m
Own shares held - at 1 January	(43)	(132)	(24)	(24)	(45)
Shares issued under employee share schemes	87	161	5	—	5
Own shares acquired	(65)	(72)	(2)	—	(3)
At 31 December	(21)	(43)	(21)	(24)	(43)
Owners' equity at 31 December	45,736	48,330	45,736	47,876	48,330

Non-controlling interests - at 1 January	763	795	791	734	746
Currency translation adjustments and other movements	25	17	3	35	8
(Loss)/profit attributable to non-controlling interests	(8)	35	(14)	22	14
Dividends paid	(5)	(25)	(5)	—	(5)
Equity withdrawn and disposals	(21)	(59)	(21)	—	—
At 31 December	754	763	754	791	763

Total equity at 31 December	46,490	49,093	46,490	48,667	49,093

Total equity is attributable to:
Ordinary shareholders	41,182	41,707	41,182	41,253	41,707
Preference shareholders	496	2,565	496	2,565	2,565
Paid-in equity holders	4,058	4,058	4,058	4,058	4,058
Non-controlling interests	754	763	754	791	763
	46,490	49,093	46,490	48,667	49,093

Notes:
(1)
Paid-in equity reclassified to liabilities as a result of the call of US$564 million and CAD321 million EMTN notes in August 2017 (redeemed in October 2017), the call of RBS Capital Trust D in March 2017 (redeemed in June 2017), the call of RBS Capital Trust C in May 2016 (redeemed in July 2016).

(2)
During 2017, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.1 billion. The nominal value of £0.3 million was credited to the capital redemption reserve; share premium increased by £0.7 billion in respect of the premium received on issue, with a corresponding decrease in retained earnings. During 2016, non-cumulative US dollar preference shares were redeemed at their original issue price of US$1.5 billion. The nominal value of £0.3 million was transferred from share capital to capital redemption reserve and ordinary owners equity was reduced by £0.4 billion in respect of the movement in exchange rates since issue.

(3)
On 15 June 2017, the Court of Session approved a reduction of RBSG plc capital so that the amounts which stood to the credit of share premium, account and capital redemption reserve were transferred to retained earnings.

(4)	Refer to Note 2 of this document and Note 34 in the 2018 Annual Report and Accounts for further information.
(5)	No tax impact.
(6)	During 2018, non-cumulative US dollar, Euro and Sterling preference shares were redeemed.
(7)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NatWest Bank Plc made a contribution of £2 billion to strengthen funding of the Main section in recognition of the changes in covenant. The contribution was paid on 9 October 2018. Also under the MoU, NatWest Markets Plc is required to make a £53 million contribution to the NWM section in Q1 2019.

Condensed consolidated cash flow statement for the period ended 31 December 2018

	Year ended
	31 December	31 December
	2018	2017
	£m	£m

Operating activities
Operating profit before tax	3,359	2,239
Adjustments for non-cash items	(6,516)	(5,125)

Net cash outflow from trading activities	(3,157)	(2,886)
Changes in operating assets and liabilities	3,395	42,147

Net cash flows from operating activities before tax	238	39,261
Income taxes paid	(466)	(520)

Net cash flows from operating activities	(228)	38,741

Net cash flows from investing activities	(7,955)	(6,482)

Net cash flows from financing activities	(6,287)	(8,208)

Effects of exchange rate changes on cash and cash equivalents	676	(16)

Net (decrease)/increase in cash and cash equivalents	(13,794)	24,035
Cash and cash equivalents at beginning of year	122,605	98,570

Cash and cash equivalents at end of year	108,811	122,605

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS’s 2018 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

2. Accounting policies
The Group’s principal accounting policies are as set out on pages 182 to 186 of the Group’s 2018 Annual Report and Accounts. From 1 January 2018 the accounting policies have been updated to reflect the adoption of IFRS 9. For further details see Note 34 of the Group’s 2018 Annual Report and Accounts. There has been no restatement of accounts prior to 2018. Other than in relation to IFRS 9 other amendments to IFRS effective for 2018, including IFRS 15 ‘Revenue from contracts with customers’, IFRS 2 ‘Share-based payments’ and IAS 40 ‘Investment Property’ have not had a material effect on the Group’s 2018 results.
Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described in the relevant note on the accounts in the Group’s 2018 Annual Report and Accounts. From 1 January 2018, the previous critical accounting policy relating to loan impairment provisions has been superseded on the adoption of IFRS 9. For further details refer to Note 34 in the Annual Report and Accounts.
Balance sheet re-presentation
Due to significant accounting policy changes on the adoption of IFRS 9, the balance sheet has been re-presented. For further details refer to Note 14 in the Annual Report and Accounts. There has been no restatement of prior year data.
Going concern
Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 December 2018 have been prepared on a going concern basis.

3. Provisions for liabilities and charges
	Payment	Other		Litigation and
	protection	customer		other regulatory
	insurance	redress	DoJ (1)	(incl. RMBS)	Other (2)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2018	1,053	870	3,243	641	1,950	7,757
Implementation of IFRS 9 on 1 January 2018 (3)	-	-	-	-	85	85
Currency translation and other movements	-	(5)	(119)	(4)	(1)	(129)
Charge to income statement	-	19	-	3	111	133
Releases to income statement	-	(10)	(1)	(5)	(15)	(31)
Provisions utilised	(152)	(115)	(90)	(52)	(100)	(509)
At 31 March 2018	901	759	3,033	583	2,030	7,306
RMBS transfers (1)	-	-	(567)	567	-	-
Currency translation and other movements	-	-	209	32	(24)	217
Charge to income statement	-	46	1,040	23	93	1,202
Releases to income statement	-	(51)	-	(305)	(119)	(475)
Provisions utilised	(156)	(104)	-	(189)	(806)	(1,255)
At 30 June 2018	745	650	3,715	711	1,174	6,995
Transfer from accruals and other liabilities	-	3	-	-	-	3
Currency translation and other movements	-	1	46	12	11	70
Charge to income statement	200	55	-	133	33	421
Releases to income statement	-	(6)	-	(10)	(48)	(64)
Provisions utilised	(142)	(112)	(3,761)	(35)	(128)	(4,178)
At 30 September 2018	803	591	-	811	1,042	3,247
Transfer from accruals and other liabilities	-	(3)	-	(1)	14	10
Currency translation and other movements	-	8	-	3	(4)	7
Charge to income statement	-	125	-	22	192	339
Releases to income statement	-	(67)	-	(3)	(122)	(192)
Provisions utilised	(108)	(118)	-	(49)	(132)	(407)
At 31 December 2018	695	536	-	783	990	3,004
Notes:
(1)	RMBS provision has been redesignated ‘DoJ’ and the remaining RMBS litigation matters transferred to Litigation and other regulatory as of 1 April 2018 to reflect progress on resolution.
(2)	Refer to Note 34 in the 2018 Annual Report and Accounts for further details.
(3)	Materially comprises provisions relating to property closures and restructuring costs.
There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Notes
4. Material developments in litigation, investigations and reviews
RBS and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 27 in the 2018 Annual Report and Accounts, issued on 15 February 2018 and available at RBS.com (“Note 27”), discusses the Matters in which RBS is currently involved and developments to those matters. Other than the Matters discussed in Note 27, no member of the Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 27 that have occurred since the Q3 2018 results were issued on 26 October 2018, include, but are not limited to, those set out below.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
RBS companies are defendants in a number of class action complaints filed in the United States District Court for the Southern District of New York (SDNY), each relating to a different reference rate. In the case relating to Pound Sterling LIBOR, the court dismissed all claims against RBS companies, for various reasons, on 21 December 2018, and plaintiffs are seeking reconsideration of that decision. In the case relating to the Australian Bank Bill Swap Reference Rate, the court dismissed all claims against RBS companies for lack of personal jurisdiction on 26 November 2018, but plaintiffs have filed an amended complaint, which will be the subject of a further motion to dismiss.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks including RBS companies) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs.

FX antitrust litigation
On 7 November 2018, a number of claimants filed a complaint in the SDNY against a number of financial institutions, including certain RBS companies, alleging an antitrust conspiracy in the FX spot market. The claimants are “opt-outs” from the FX-related class action that RBS companies and others previously settled and which received final court approval in August 2018. On 31 December 2018, some of the same claimants, as well as others, filed proceedings in the High Court in London, asserting competition claims against NatWest Markets Plc and several other FX dealers.

Investigations and reviews
Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS. RBS is responding to requests for information from the FCA.

5. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England. The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm’s length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2018 are included in the 2018 Annual Report and Accounts.

6. Dividends
In 2018 RBS paid an interim dividend of £241 million, or 2.0p per ordinary share. In addition, the company proposes a final dividend of 3.5p per ordinary share and a further special dividend of 7.5p per ordinary share.

The final and special dividends recommended by directors are subject to shareholders’ approval at the Annual General Meeting on 25 April 2019. If approved, payment will be made on 30 April 2019 to shareholders on the register at the close of business on 22 March 2019. The ex-dividend date will be 21 March 2019. No dividend was paid in 2017.

7. Post balance sheet events
On 6 February 2019, a General Meeting of shareholders authorised the directors to agree buy-backs by the company of ordinary shares from HM Treasury. The authority is subject to renewal at the company's forthcoming Annual General Meeting.

Other than this there have been no other significant events between 31 December 2018 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Statement of directors’ responsibilities

The responsibility statement below has been prepared in connection with the Group’s full Annual Report and Accounts for the year ended 31 December 2018.

We, the directors listed below, confirm that to the best of our knowledge:

●
The financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidated taken as a whole; and

●
The Strategic Report and Directors’ report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Ross McEwan	Katie Murray
Chairman	Chief executive	Chief financial officer

14 February 2019

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Katie Murray	Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Additional information

Presentation of information
In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2017 have been filed with the Registrar of Companies and those for the year ended 31 December 2018 will be filed with the register of companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR Inside Information - this announcement Includes Inside information which is a disclosure required by the European Union Market Abuse Regulation EU 596/2014 of 16 April 2014. "Inside Information" is used as defined in that Regulation.

Key operating indicators
As described in Note 1 on page 26, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures. These measures exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures include:
●
Performance, funding and credit metrics such as ‘return on tangible equity’, and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio and loan:deposit ratio. These are internal metrics used to measure business performance;

●
Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking.

●
The Group also presents a pro forma CET1 ratio which is on an adjusted basis, this has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes provided as well as the section “Forward-looking statements” below.

Q1 2019 segmental re-organisation. In Q1 2019 RBS is planning to transfer the Business Banking business from UK PBB to Commercial Banking.

Contacts
Analyst enquiries:	Matt Waymark	Investor Relations	+44 (0) 207 672 1758
Media enquiries:	RBS Press Office		+44 (0) 131 523 4205

	Analyst and investor call	Fixed income call	Webcast and dial in details
Date:	Friday 15 February 2019	Friday 15 February 2019	www.rbs.com/results
Time:	9:30 am UK time	1:30 pm UK time	International: +44 (0) 203 057 6566
Conference ID:	4088105	2228769	UK Free Call: 0800 279 5995 US Local Dial-In, New York: +1 646 741 2115

Available on www.rbs.com/results
●	Announcement and slides.
●	2018 Annual Report and Accounts.
●	A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 31 December 2018.
●	Pillar 3 Report.

Forward looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group’s 2018 Annual Report and Accounts and other risk factors and uncertainties discussed in this document. These include the significant risks for the Group presented by: operational and IT resilience risk (including in respect of: the Group’s susceptibility to increasing cyberattacks; operational risks inherent in the Group’s business; the Group’s operations being highly dependent on its IT systems; the Group relying on attracting, retaining, developing and remunerating senior management and skilled personnel and maintaining good employee relations; the Group’s risk management framework; and reputational risk), economic and political risk (including in respect of: the UK’s withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and key global markets; credit, market, operational and regulatory risks in connection with climate change and the transition to a low carbon economy; continued low interest rates; changes in foreign currency exchange rates; and HM Treasury’s ownership of RBSG and the possibility that it may exert a significant degree of influence over the Group), financial resilience risk (including in respect of: the Group’s ability to meet targets and generate sustainable returns; the highly competitive markets in which the Group operates; the ability of the Group to meet prudential regulatory requirements for capital, manage its capital effectively, or access sources of liquidity and funding; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the Group’s ability to meet requirements of regulatory stress tests; deteriorations in borrower and counterparty credit quality; possible losses or the requirement to hold additional capital as a result of limitations or failure of various models; sensitivity of the Group’s financial statements to underlying accounting policies, assumptions and estimates; changes in applicable accounting policies or rules; the value or effectiveness of any credit protection purchased by the Group; and the level and extent of future impairments and write-downs, including with respect to goodwill) and legal, regulatory and conduct risk (including in respect of: the Group’s businesses being subject to substantial regulation and oversight, which are constantly evolving; legal, regulatory and governmental actions and investigations, the outcomes of which are inherently difficult to predict; the replacement of LIBOR, EURIBOR and other benchmark rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 15 February 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary